EXHIBIT 2

SCHEDULE A

Transactions during the past 60 days

Transaction Date	Nature of Transaction	Quantity	Weighted Average Price Per Share*	Price Range
				Minimum	Maximum
March 4, 2025	Open Market Sale	1,438	$2.071	$2.03	$2.09
March 5, 2025	Open Market Sale	8,966	$2.0372	$2.02	$2.05
March 6, 2025	Open Market Sale	11,127	$2.1005	$2.02	$2.14
March 7, 2025	Open Market Sale	33,848	$2.0563	$2.01	$2.078
March 11, 2025	Open Market Sale	13,629	$1.9532	$1.94	$1.98
March 12, 2025	Open Market Sale	28,272	$1.9756	$1.94	$2.00
March 13, 2025	Open Market Sale	61,448	$2.0142	$1.97	$2.16
March 14, 2025	Open Market Sale	273,246	$2.2631	$2.15	$2.37
March 17, 2025	Open Market Sale	42,884	$2.242	$2.19	$2.305

*The Reporting Persons undertake to provide to the SEC staff, upon request, full information regarding the number of shares purchased at each price within the ranges set forth in the table above.